UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*
______________________
VMware, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
928563402
(CUSIP Number)
Robert L. Potts
Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary
Dell Technologies Inc.
One Dell Way
Round Rock, TX 78682
(512) 728-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to:
William R. Dougherty
Atif Azher
Naveed Anwar
Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 251-5000
March 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 10

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.0%2/
14	Type of reporting person (see instructions) CO

1/
Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 10

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.0%2/
14	Type of reporting person (see instructions) CO

1/
Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 10

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 100,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 100,000,000 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.8%2/
14	Type of reporting person (see instructions) OO

1/
Includes (i) 24,178,605 shares of Class A Common Stock and (ii) 75,821,395 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 10

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 7,221,836 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,221,836 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 7,221,836 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.2%2/
14	Type of reporting person (see instructions) OO

1/
Includes 7,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 6 of 10

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.0%2/
14	Type of reporting person (see instructions) IN

1/
Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note
This Amendment No. 18 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”), and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018, Amendment No. 15 to the Schedule 13D filed on August 14, 2019, Amendment No. 16 to the Schedule 13D filed on August 22, 2019 and Amendment No. 17 to the Schedule 13D (which, among other matters, reported the status of EMC Equity Assets LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“EMC Sub”), as a Reporting Person) filed on January 2, 2020 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
This Amendment is being filed to report the following events in connection with the matters disclosed herein: (a) the contribution to VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco” and collectively with Dell Technologies, EMC, EMC Sub and Michael S. Dell, the “Reporting Persons”), by EMC of additional shares of the Issuer’s Class A Common Stock and Class B Common Stock and (b) the voluntary pledge of such additional shares of the Issuer’s Class A Common Stock and Class B Common Stock by VMW Holdco under the previously reported margin loan agreement and security agreements to further secure its obligations as borrower under such margin loan agreement, as described in Item 6 below.

Item 4.    Purpose of Transaction.
Item 4 is hereby amended as follows:
On March 21, 2020, EMC, the direct parent company of VMW Holdco, contributed to VMW Holdco an additional 4,178,605 shares of Class A Common Stock and 15,821,395 shares of Class B Common Stock as a capital contribution.
Item 5. Interest in Securities of the Issuer.
Items 5(a), (b) and (c) are hereby amended and restated as follows:
(a) As of the date hereof, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 337,900,441 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 307,221,836 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 24,178,605 shares of Class A Common Stock and (B) 75,821,395 shares of Class B Common Stock, and (iii) EMC Sub is the beneficial owner of a portion of such shares consisting of 7,221,836 shares of Class B Common Stock. As of the date hereof, the 337,900,411 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 81.0% of the shares of Class A Common Stock. Of those 337,900,441 shares, the 100,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 53.8% of the shares of Class A Common Stock and the 7,221,836 shares of Class A Common Stock beneficially owned by EMC Sub represent approximately 6.2% of the shares of Class A Common Stock.1

___________________________
1    In each case, based on 109,910,050 shares of Class A Common Stock outstanding as of December 2, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

(b) As of the date hereof:
Dell Technologies has:
(i) sole power to vote or direct the vote of -0- shares;
(ii) shared power to vote or direct the vote of 337,900,441 shares;
(iii) sole power to dispose or direct the disposition of -0- shares; and
(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

EMC has:
(i) sole power to vote or direct the vote of -0- shares;
(ii) shared power to vote or direct the vote of 337,900,441 shares;
(iii) sole power to dispose or direct the disposition of -0- shares; and
(iv) shared power to dispose or direct the disposition of 337,900,441 shares.
VMW Holdco has:
(i) sole power to vote or direct the vote of -0- shares;
(ii) shared power to vote or direct the vote of 100,000,000 shares;
(iii) sole power to dispose or direct the disposition of -0- shares; and
(iv) shared power to dispose or direct the disposition of 100,000,000 shares.
EMC Sub has:
(i) sole power to vote or direct the vote of -0- shares;
(ii) shared power to vote or direct the vote of 7,221,836 shares;
(iii) sole power to dispose or direct the disposition of -0- shares; and
(iv) shared power to dispose or direct the disposition of 7,221,836 shares.
Michael S. Dell has:
(i) sole power to vote or direct the vote of -0- shares;
(ii) shared power to vote or direct the vote of 337,900,441 shares;
(iii) sole power to dispose or direct the disposition of -0- shares; and
(iv) shared power to dispose or direct the disposition of 337,900,441 shares.
Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of the date hereof, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer and, included in that amount, VMW Holdco controls approximately 24.6% of the combined voting power of both classes of common stock of the Issuer and EMC Sub controls approximately 2.3% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.
(c) Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person listed in Annex A filed as attachments to Amendments No. 15 and No. 17 to the Schedule 13D, has effected any transaction involving the Class A Common Stock of VMware during the last 60 days from the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text under the caption “Margin Loan Facility” in Item 6 of Amendment No. 14 to the Schedule 13D is hereby amended and supplemented as follows:

In connection with VMW Holdco’s borrowings under a previously disclosed senior secured credit facility (the “Margin Loan Facility”) in an aggregate principal amount of up to $4.0 billion (plus interest accrued thereon) existing under a margin loan agreement, dated as of April 12, 2017 (as amended on September 10, 2018, on December 20, 2018, on March 7, 2019 and on March 23, 2020, and as may be further amended from time to time, the “Margin Loan Agreement”), among VMW Holdco, as borrower, Bank of America, N.A., as administrative agent and calculation agent, and the lenders from time to time party thereto (the “Lenders”), VMW Holdco has voluntarily pledged to the Lenders thereunder an additional 4,178,605 shares of Class A Common Stock and 15,821,395 shares of Class B Common Stock, for an aggregate pledge of 24,178,605 shares of Class A Common Stock and 75,821,395 shares of Class B Common Stock, and any proceeds thereof, to secure its obligations under the Margin Loan Agreement, which results in an aggregate of 100 million shares of Class A Common Stock and Class B Common Stock pledged out of the aggregate 337,900,441 shares of common stock of the Issuer currently owned by the Reporting Persons.

The loan matures on or about April 13, 2022. Upon the occurrence of certain events that are customary with this type of loan, the Lenders may exercise their rights to require VMW Holdco to pre-pay the loan proceeds or post additional collateral or foreclose on, and dispose of, the pledged shares of common stock in accordance with the Loan Documents.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2020

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact